Exhibit 99.4

To: All Team Members

From: Ashley Buchanan, CEO

Team,

I have some exciting news to share. Today we have entered into an agreement with Apollo Global Management, a private equity firm, to be acquired and become a private company again.

You have all been part of transforming this company to reach its full potential. Over the course of the past year, we have achieved phenomenal results despite external forces, and that success has been noted. The Board and I unanimously agreed that entering into a merger agreement with Apollo is in the best interest of Michaels and our stockholders.

During this transition, it really is business as usual for us all. We must remain focused on continuing the amazing work we’ve been doing -- executing against our strategic plan to do everything we can for our core Maker customers.

As you know, I joined Michaels just over a year ago. I came because, like all of you, I believe that Michaels is one of the most beloved, historic retail brands in North America. Yet, there was so much more to do to bring the company into the future and to serve our core Maker customer how, when, and where they want.

Throughout the COVID-19 pandemic we proved that together, we could do and be so much more. Together, we truly transformed Michaels as a company, a brand, and a community for Makers. We overcame incredible challenges posed by the pandemic and not only met but rose far above them to achieve record results. Our financial and operational performance became evident, and investors took notice.

Recently, we received an unsolicited offer to sell Michaels to Apollo. Following a period of negotiation, we agreed to the terms of the merger agreement. The transaction, which is subject to regulatory approvals and certain other closing conditions, is expected to be completed by the end of the first half of our fiscal year, which is July 31, 2021. Once the transaction is complete, we will be a privately-owned company, and our shares will no longer be traded on Nasdaq. You can read more in our newsroom: https://www.michaelspressroom.com/press-releases.

I spent a lot of time with the team at Apollo recently and I am confident they will be a supportive and valued partner to us. They understand and care about Michaels, our brand, and the needs of our team members in the stores, Distribution Centers and Support Center. They truly share our vision around serving the Maker and will help us achieve what we have set out to do.

Additionally, as a private company again, we will have financial flexibility to continue to invest in, expand and improve our retail and digital platforms. We will continue to pursue the unique opportunity to expand the Maker ecosystem and build a platform that ultimately brings Makers closer together.

I’m sure you have many questions. We prepared the attached FAQ to answer some of them. Unfortunately, until the transaction closes, the executive team and I will not be able to answer all of your questions. But I commit to being as transparent as we can be given the normal constraints in transactions of this kind.

Thank you for everything you have done to transform Michaels. We got here together, and we will move forward together. Without you, the fantastic progress we have made would not have happened. On behalf of the Board, the executive team, and myself, I thank you.

Yours,

Ashley

Important Information

The tender offer for the outstanding shares of Michaels common stock has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Michaels common stock. The solicitation and offer to buy shares of Michaels common stock will only be made pursuant to the tender offer materials that Apollo intends to file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Apollo will file a tender offer statement on Schedule TO with the SEC, and Michaels will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. MICHAELS’ STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to Michaels’ stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting Michaels’ Investor Relations either by telephone at 972-409-1393, e-mail at james.mathias@michaels.com or on Michaels’ website at www.michaels.com.

Forward-Looking Statements

This document includes forward-looking statements which reflect management's current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words "anticipate", "assume", "believe", "continue", "could", "estimate", "expect", “forecast”, "future", “guidance”, “imply”, "intend", "may", “outlook”, "plan", "potential", "predict", "project", and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing and expected financing of the tender offer and the merger; uncertainty surrounding how many of Michaels’ stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer, including the failure to receive required regulatory approvals from any applicable governmental entities, may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the Securities and Exchange Commission ("SEC") and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company's assumptions prove incorrect, the Company's actual results may vary in material respects from those projected in these forward-looking statements.

Any forward-looking statement made by the Company in this document speaks only as of the date hereof. Factors or events that could cause the Company's actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.